VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

September 7, 2012

Re:	Assured Guaranty Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 10, 2012
File No. 001-32141

Dear Mr. Rosenberg:

Thank you for your letter dated August 16, 2012, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 for Assured Guaranty Ltd. (the “Company”).

We appreciate the Staff’s comments and have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in italicized text.  Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5 — Financial Guaranty Insurance Contracts

Loss Estimation Process, page 193

1.              We acknowledge your response to prior comment 1. Please provide us proposed disclosure to be included in future periodic filings to disclose, in a risk factor, the risks and uncertainties associated with foreclosure moratoriums and the resulting slowdown in foreclosures and consequently claims.

Company Response

In response to your comment, commencing with its 10-Q filing for the quarter ending September 30, 2012, the Company will modify the wording of the risk factor entitled “Recorded estimates of expected losses are subject to uncertainties and such estimates may not be adequate to cover potential paid claims”, which appeared on page 39 of its 10-K filing for the year ended December 31, 2011.  Such wording would be substantially as set forth below (as excerpted from its 10-K filing), updated for the relevant fiscal period.  Additions to the original wording are underlined.

“The uncertainty of expected losses has substantially increased since mid-2007, especially for RMBS transactions. Current expected losses in such transactions, as well as other mortgage related transactions, far exceed initial expected losses due to the high level of mortgage defaults across all U.S. regions. As a result, historical loss data may have limited value in predicting future RMBS losses. The Company’s loss reserve models take into account current and expected future trends in loss severities which contemplate the impact of current and probable foreclosure liquidation expectations, default rates, prepayment speeds and other factors impacting transaction cash flows and ultimately losses. These factors, which are integral elements of the Company’s reserve estimation methodology, are updated on a quarterly basis based on current U.S. RMBS performance data, which contain (where applicable) the actual impact of temporary foreclosure moratoriums and other factors affecting the U.S. real estate market.  The Company’s loss estimation models do not specifically include an adjustment for temporary foreclosure moratoriums, which may, in some instances, delay default resolution and prolong foreclosure timelines without curing the underlying borrower defaults or reducing losses.”

Note 8. Consolidation of Variable Interest Entities, page 240

2.              Please provide us proposed disclosure to be included in future periodic filings that clearly explains the accounting policies you follow for the consolidation of your FG VIEs and the magnitude of the lag similar to the information you provided in your response comment 2.

Company Response

In response to your comment, the Company will modify the wording that appeared on page 65 of its 10-Q filing for the quarter ended June 30, 2012, commencing with its 10-Q filing for the quarter ended September 30, 2012.  Such wording would be substantially as set forth below.  Additions to the original wording are underlined and deleted wording is struck through.

~~The trustee reports of the consolidated FG VIEs are prepared by outside parties and are not available within the time constraints that the Company requires to ensure the financial accuracy of the operating results.~~ The Company has limited contractual rights to obtain the financial records of its consolidated FG VIEs.  The FG VIEs do not prepare separate GAAP financial statements; therefore, the Company compiles GAAP financial information for them based on trustee reports prepared by and received from third parties.  Such trustee reports are not available to the Company until approximately 30 days after the end of any given period.  The time required to perform adequate reconciliations and analyses of the information in these trustee reports results in a one quarter lag in reporting the FG VIEs’ activities.  The Company records the fair value of FG VIE assets and liabilities based on modeled prices.  The Company updates the model assumptions each reporting period for the most recent available information, which incorporates the impact of material events that may have occurred since the quarter lag date.  ~~As such, the financial results of the FG VIEs are consolidated on a lag; however, the Company adjusts the financial statements for the effects of material events occurring from the lag period until the balance sheet date.~~ Interest income and interest expense are derived from the trustee reports and included in “fair value gains (losses) on FG VIEs” in the consolidated statement of operations. The Company has elected the fair value option for assets and liabilities classified as FG VIEs’ assets and liabilities~~.~~

~~Upon consolidation of FG VIEs, the Company elected the fair value option~~ because the carrying amount transition method was not practical.

3.              We acknowledge your response to prior comments three and four. You state that at the inception of a guarantee of a VIE you do not consolidate the VIEs since you cannot exercise control of a VIE until a trigger event occurs. You also state that you are actively involved in negotiating for and obtaining protective rights that give you the unilateral ability to replace the transaction’s servicer upon the occurrence of specific trigger events. It also appears that you have the power to direct the most significant activities of the VIE that impact its economic performance and that you have the obligation to absorb significant losses of the VIE as a result of your financial guarantee. Refer to the guidance in ASC 810-10-25-38A. Please address the following for us:

•                  Tell us how transaction servicers are selected and your role in the servicer selection process;

•                  You state in your response to comment three that protective rights vary significantly in the transactions you guarantee and that in some, but not all cases, the protective rights give you the unilateral ability to replace the servicer upon the occurrence of a trigger event which leads you to consolidate the VIE. Please tell us your consolidation policy for VIE’s in which you do not have the unilateral ability to replace the servicer upon the occurrence of a trigger event and quantify for us the number of VIE’s and the fair value of the assets or liabilities of these VIE’s;

•                  Since you appear to have power to direct activities when circumstances arise or events occur as referred to in ASC 810-10-25-38B, tell us why you do not consolidate the VIE’s for which you provide financial guarantees; and

•                  Tell us how the fact pattern and conclusions reached in Example 5 - Case E in ASC 810-10-55-147 through 810-10-55-159 in the Implementation Guidance and Illustrations differ from your fact pattern and why these differences result in your consolidation of the VIE’s only upon the occurrence of a triggering event.

Company Response

•                  The Company does not participate in the selection of RMBS transaction servicers at inception of the VIE.  The appointment of the transaction servicer is done, usually by the deal originator, and documented in an agreement called the pooling and servicing agreement (“PSA”(1)), to which the Company is not a party(2).

•                  To clarify, for those VIEs as to which the Company does not currently have the unilateral ability to replace the servicer, the Company’s accounting policy is that it does not consolidate these deals.  In a situation where the Company would possess the unilateral ability to replace the servicer if a servicer event of default occurs in the future, no consolidation would occur unless and until the event of default (i.e. the trigger event) occurs.  The Company draws this distinction since it legally has no right to replace a servicer until the occurrence of such an event of default.  The Company’s accounting policy is to consolidate deals where it currently has the unilateral right to replace the servicer, whether or not the Company has, in fact, exercised its right.  The Company performs a continuous monitoring of the VIEs for which it provides a financial guaranty to determine whether trigger events have occurred that would give the Company

(1)  In some RMBS transactions, the document is a sale and servicing agreement.

(2)  The Company is an express third-party beneficiary of the PSA.

additional rights and lead it to change its consolidation conclusion. As mentioned in our response to your July 2, 2012 comment letter, the Company has issued financial guaranties for approximately 1,200 deals that involve VIEs that it does not consolidate.  Of these 1,200 deals, the Company actively monitors approximately 250 deals where the Company’s potential control rights could make it the control party and require the VIE to be consolidated in the Company’s financial statements.  The Company does not possess potential control rights in the remaining approximately 950 deals that could make it deemed to be the control party.  The Company does not calculate the fair value of the assets and liabilities for VIEs that it does not consolidate as there is no accounting requirement to do so. In order to determine the fair value of these assets and liabilities, the Company would need to compile the financial information for each deal using trustee statements and modeled prices; this would require significant time and resources.  The Company’s exposure to these VIEs is included in the Company’s Outstanding Exposure footnote to its financial statements (see Note 3 in the Company’s Form 10-Q filing for the period ended June 30, 2012).

•                  As required by ASC 810-10-25-38B, the Company has identified the selection of assets at a VIE’s inception and the ongoing servicing of those assets as the most significant activities that impacts an RMBS VIE’s economic performance.  The Company did not have power over either of these activities. The Company has no input on the underwriting or selection of the VIE assets and, prior to the occurrence of a trigger event, the Company has no power or ability to direct the servicing of a VIE.  Trigger events are established at a threshold that represents a point in time when the traditional day to day servicing would need to be replaced by distressed servicing. Those activities are not the same.  At the inception of the VIE, the expectation was that this trigger would not occur except in the most remote scenarios.  Therefore, the Company does not believe that its ability to replace the servicer in those extreme events constitutes power over the activities that were expected to be the VIEs most significant at inception.  If certain trigger events do occur, such as adverse deal performance or a servicer downgrade, the Company, depending on the terms of the deal agreements, may in certain circumstance possess the ability to control the activities that most significantly impact the VIEs economic performance at that point in time through the Company’s unilateral right to replace the servicer.  If the Company does obtain this unilateral ability to replace the servicer (“removal right”), it consolidates the VIE at the point in time, whether it exercises its removal right or not.

•                  ASC 810-10-55-147 through 810-10-55-159 presents a fact pattern describing those rights typically possessed by a Government Sponsored Entity and not one representative of the Company’s rights in an RMBS transaction.

The following is a summary of how the fact pattern for the Company’s participation in VIE transactions differs from those of the guarantor in Example 5- Case E of the guidance:

1.             The Company does not act as a servicer or master servicer of a VIE in any capacity whatsoever.

2.             The Company’s financial guaranty policies insure certain investment grade tranches of a variable interest entity but typically not 100 percent of the credit losses.

3.             The Company has no input on the underwriting parameters (i.e. it does not select the assets to be included in the deal) and does not pre-specify any activities of the VIE.

4.             The Company does not guarantee the underlying VIE assets and has no obligation or right to purchase individual defaulted assets in any RMBS transaction in which it guarantees the debt obligations of a VIE.  The Company makes payments only on the portion of the VIE debt that it insures.

5.             The Company does not hire the original transferor to perform servicing activities and, only in certain deals, can the Company initiate replacement of the servicer upon a servicer event of default.

6.             The Company does not have contractual rights to establish servicing terms or direct default mitigation activities.  The servicer’s contractual terms, rights, and obligations related to the servicing of the transaction are established in the related underlying documents created at the outset of the transactions (i.e. the PSA).  The servicer is required to adhere to these contractual rights and obligations in performing its duties, and the Company cannot change, mandate, or require the servicer to deviate from these established rights and obligations.

7.             The established terms of the underlying transaction documents, including those pertaining to the servicer and the servicing guidelines, cannot be unilaterally amended by the Company, even after a servicer event of default has occurred.  The amendment process is prescribed in the underlying transaction documents at the outset and may require, among other things, the consent of majority noteholders, rating agencies, master servicer, servicer, trustee, or other deal parties.

Based on the Company’s limited involvement in the origination, underwriting, and servicing of the VIEs for which it provides its financial guaranty, the Company has concluded that it is not the control party of these VIEs at deal inception.  In those instances where the Company subsequently obtains the unilateral ability to remove and replace the servicer of a VIE, it is the Company’s accounting policy to consolidate such VIE.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Consolidated Financial Statements (unaudited)

Notes to Consolidated Financial Statements

Note 4. Financial Guaranty Insurance Contracts, page 13

4.              We acknowledge your response to prior comment 5. It is unclear from your response how you determined estimates of future full or partial commutations that are in various phases of the commutation process and how you incorporated them in your liability estimates. Please tell us how you determined these estimates and incorporated them into your estimates of your probability-weighted scenarios under ASC 944-40-30-31 and 30-32.

Company Response

The Company’s accounting policy is to assign a probability-weight to potential commutations if there were negotiations to commute the transaction, there was a track record whereby similar transactions had been commuted, or when we believe that the counterparty has an economic incentive to commute.  A limited number of the Company’s claim liability estimates have a commutation scenario.  In these circumstances, select scenarios have their loss severity reduced to reflect the potential impact of a commutation.

*               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact William Findlay, at (212) 261-5508, or me, at (212) 261-5511 or (441) 278-6633, if you have any questions regarding our response to your comments.

Sincerely,

Robert Bailenson
Chief Financial Officer
Assured Guaranty Ltd.

cc:	Gus Rodriguez, Accounting Branch Chief, Division of Corporate Finance
Ibolya Ignat, Staff Accountant, Division of Corporate Finance
William Findlay, Managing Director of Accounting Policy, Assured Guaranty
Laura Bieling, Managing Director / Controller, Assured Guaranty